This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: January 5, 2023

January 5, 2023

Dear Fellow Ritchie Bros. Shareholders,	Ann Fandozzi Chief Executive Officer

Today, on the eve of my three-year anniversary, I can’t help but reflect on what those years have brought. As a reminder, prior to joining Ritchie Bros., I had been CEO of two private equity-backed companies, each of which had very successful but incredibly quick exits. Because I only join businesses after thoroughly assessing them and having a thesis about a growth trajectory, these exits were bittersweet as I did not have the opportunity to see a vision all the way through, despite creating significant financial rewards for our private equity holders. I chose Ritchie Bros. not only because I believed that we could fundamentally transform the business to drive significant growth, but equally because as a public company, I could see the vision all the way through and set up decades of growth and profitability for our customers, employees and all of you.

The journey for transforming Ritchie Bros. to a Marketplace for Insights, Services and Transaction Solutions started from my very earliest days when we pivoted away from describing our business as “live and on-line”, to focusing on “buyers and sellers”. This pivot enabled us to unlock a very different set of opportunities to drive growth, most notably:

-	Satellite yards: which drastically reduce transportation costs for sellers and have driven 50%+ incremental customers into our ecosystem, and

-	New go-to-market models: exemplified by our inside sales team, which works in tandem with local yards to target the “long tail” of sellers, where 80% of the equipment is in some of our verticals.

As we set out on our transformational journey, it was important to critically understand our unique value to customers and how our flywheel ultimately turns:

-	Unlike other marketplaces, where the primary cost is customer acquisition, the cost and unique value proposition of our marketplace sits in our yards (as a majority of our customers have no place to store equipment when done with it), the staff that runs those yards, the back office to process the transactions and the technology to power the ecosystem.

-	Clearly, our marketplace delivers the highest returns when we drive as much volume as possible through our ecosystem – transacting more and more services, which greatly expands margins and ROIC.

Understanding this unique marketplace and how to unlock its value led us to a series of organic growth opportunities, acquisitions and partnerships. A few to call out:

1.	Ritchie List: our newest service, first-and-foremost aimed at bringing sellers into our ecosystem — eventually to offer services on assets they transact on their own, and ultimately make it easy for them to partake in our transaction solutions.

2.	Ritchie Bros. Financial Services: early beneficiary of the marketplace vision and execution, with recent revenue growth rates of >50% annually.

3.	Rouse: data business we acquired to drive better and better outcomes for our at-risk business, price realization for our sellers and our ultimate vision of creating the “Kelly Blue Book” for yellow iron.

4.	SmartEquip: lynchpin of our “would you like fries with that” vision of attaching parts and service contracts on behalf of our dealer and OEM partners to assets transacted within our ecosystem.

These efforts are combining to drive results we are very proud of:

-	Double digit adjusted EBITDA[1] growth: adjusted EBITDA has grown from $315 million to $442 million, with adjusted EBITDA margins improving by nearly 300 bps despite a challenging macro environment;

-	Revenue and Gross Transaction Value (GTV)[2]: both of which have grown by double-digits, a key metric the company failed to achieve over the prior decade; and

-	Our returns for all of you, our shareholders: during this period, we have delivered strong outperformance with total shareholder returns of ~41% compared to ~19%, ~24% and ~25% for the NASDAQ, TSX and S&P 500 respectively.[3]

As you know, I am a believer in that all businesses are ultimately about people: the incredible team at Ritchie Bros., our partnerships with our customers and the trust our shareholders have placed in us. Our leadership team has not only focused on driving short-term results WHILE setting up this business for decades of growth, we have done this by unlocking the hearts and minds of our team, through:

-	Open lines of communication, including monthly video townhalls where we encourage our team members to ask anything that’s on their minds for the executive team to answer candidly and an “AskAnn” email that is available 24/7, which I personally read.

-	A test-and-learn culture, which openly shares learnings and ensures our people are included and vested in our ultimate decisions and direction.
-	And accountability, whereby rewards are strongly aligned with shareholders.

1  Adjusted EBITDA is calculated by adding back depreciation and amortization, interest expense, income tax expense, and subtracting interest income from net income, as well as adding back share-based payments expense, acquisition-related costs, loss (gain) on disposition of property, plant and equipment, terminated and ongoing transaction costs, and excluding the effects of any non-recurring or unusual adjusting items

2  GTV represents gross transaction value, which is the total proceeds from all items sold at the company's auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the company's consolidated financial statements

3  Shareholder returns from January 3, 2020 to December 30, 2022

Through this entire journey, you, our shareholders, have played a critical role both as strong supporters of the long-term vision and transformation and in holding us accountable to delivering on the promises we make to you. The transparency with which we discuss the direction, the learnings and the results with all of you makes us confident that we are lock-step in our ultimate goal: the long-term success of Ritchie Bros.

-	Our team holds ourselves to a very high standard. Dave Ritchie set up the first 60 years of this company’s success, and we are setting up the company for the next 60 years.

-	We are building a high-quality, counter-cyclical and resilient business capable of compounding capital at highly attractive rates of return.

We are now on the precipice of unlocking the next phase in our journey through the acquisition of IAA, Inc. Ritchie Bros. is already comprised of many verticals: Construction, Agriculture, Energy, Government Surplus, and our single biggest vertical in volume, Transportation. Each of these businesses leverages the Ritchie Bros. ecosystem of yards, transaction technology and back office, driven by unique sales teams. IAA adds a sub-vertical under Transportation, with a unique ability to both leverage and add to the Ritchie Bros. ecosystem to drive cost synergies and unlock tremendous revenue opportunities.

The critical element of the marketplace vision we set out on three years ago is to attach and monetize more and more services on an ever-increasing diversity of assets. As such, IAA is the most natural, most accretive next step in our evolution.

-	As we shared with you in our recent Form S-4 filing with the SEC, this is an opportunity that the Ritchie Bros. executive team and Board of Directors have been studying for a very long time. We strongly believe that RBA+IAA is significantly more valuable for shareholders than Ritchie Bros. standalone.
-	Our management team knows this vertical extremely well and is uniquely positioned to execute on this vision and unlock the full potential of the combination while continuing to drive performance and improvement in this combined business.

-	The transaction is expected to accelerate Ritchie Bros.’ growth, margin expansion and investment returns, and is expected to be accretive to revenue growth, adjusted EBITDA growth and adjusted EBITDA margin relative to our standalone business.

The addition of IAA will more than double our GTV, increase our transaction volume and drive high flow-through and incremental margins. The transaction will also turbocharge our local yard strategy with a combined footprint of ~275 yards to bring us closer to our customers while improving the unit economics of each yard from increased utilization. The combination with IAA further provides a number of significant revenue growth opportunities in excess of the achievable cost synergies that we have outlined for our shareholders.

Importantly, we are entering an attractive, resilient and countercyclical sector where we believe there are significant growth opportunities. The salvage automotive market is supported by several tailwinds, including a growing and aging number of vehicles on the road, increasing vehicle complexity and growing repair costs. These factors lead to a steady and increasing flow of vehicles to the salvage automotive market – a market with only two leading players, one of which is IAA, and which is ripe for international expansion.

We are acquiring IAA because we believe that our marketplace investments, comprehensive suite of innovative attached services and yard footprint will allow us to capture opportunities to improve IAA’s margin profile and market share, while accelerating Ritchie Bros.’ growth. My team has extensive and specific experience in the auto collision and salvage industry from our time managing ABRA, a leading collision repair services company, where we drove substantial operating improvements and a highly successful return for our private equity shareholders. We believe that we can capture similar upside in IAA’s business and build a more powerful Ritchie Bros. moving forward.

I would like to close this letter with a heartfelt thank you to our shareholders for the trust you’ve placed in me and the executive team on our transformational journey. I fundamentally believe that we are aligned in the very reason I was attracted to the Ritchie Bros. opportunity in the first place: an ability to build a vision and a playbook that will ensure resilience and profitable growth for decades to come.

As always, I welcome your feedback and value your partnership as we execute against our strategy. I look forward to continuing to work with you and building on the success we have realized together.

Wishing you and your families health and happiness in the New Year.

Warm regards,

Ann Fandozzi

CEO

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including adjusted EBITDA. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the SEC filings of RBA.

The following table reconciles adjusted EBITDA to net income, which is the most directly comparable GAAP measure in, or calculated from, RBA’s consolidated financial statements:

	As at and for the Twelve Months Ended
	September 30,	December 31,
(in U.S. $000's, except percentages)	2022	2019
Net income	$305,012	$149,140
Add: depreciation and amortization expenses	95,789	70,501
Add: interest expense	58,721	41,277
Less: interest income	(3,634)	(3,802)
Add: income tax expense	83,401	41,623
EBITDA	539,289	298,739
Share-based payments expense	33,992	16,405
Acquisition-related costs	29,038	777
Gain on disposition of property, plant and equipment	(167,862)	(1,107)
Non-recurring advisory, legal and restructuring costs	7,450	—
Adjusted EBITDA	$441,907	$314,814
Total Revenue	1,649,319	1,318,641
Adjusted EBITDA margin	26.8%	23.9%

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction on December 14, 2022. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.